AGREEMENT OF EXPRESS MANIFESTATION OF WILLNESSES AND ESTABLISHMENT OF CONDITIONS AND GUIDELINES FOR THE ACQUISITION OF CAPITAL QUOTAS OF A COMPANY WITH SUSPENSIVE CONDITION

It is stated by this private document, an Agreement of Express Manifestation of Will and Establishment of Conditions and Guidelines for the Acquisition of Capital Quotas of a Company with suspensive condition (hereinafter the "Agreement") that is signed, according to the following clauses:

FIRST: PARTIES INVOLVED.- The following parties are involved in signing this Agreement:

1.1 For one side,

1.1.1 **Javier Ernesto Monterrey Uría**, Bolivian, of legal age, capable by law, widower, employed, with Identity Card number 229582 issued in La Paz, Bolivia domiciled at Luis Crespo Street No. 2049, Sopocahi area of the city from La Paz-Bolivia, hereinafter referred to as **the Holder**;

1.1.2 **Luis Fernando Monterrey Arce**, Bolivian, of legal age, capable by law, single, student, with Identity Card number 3373621 issued in La Paz-Bolivia, domiciled at Luis Crespo street No. 2049, Sopocahi city of La Paz-Bolivia, hereinafter referred to as **LFMA.**

1.1.3 **Javier Ramiro Monterrey Arce**, Bolivian, of legal age, capable by law, single, employee, with Identity Card number 2336774 issued in La Paz-Bolivia, domiciled at calle 24 N ° 8 Urbanización Peña Azul, Alto Irpavi, city of La Paz, -Bolivia hereinafter referred to as **JRMA** and

1.1.4 **Carlos Andrés Monterrey Delgado**, Bolivian, of legal age, capable by law, single, Industrial Engineer, with Identity Card number 4899721 issued in La Paz-Bolivia, domiciled at Calle 21 No. 7, Achumani, city of La Paz-Bolivia, hereinafter referred to as **CAMD.**

For the purposes of this Agreement, **the Holder**, **LFMA**, **JRMA** and **CAMD** shall be jointly called "**Promising-Sellers**"

1.2 **On the other hand,**

1.2.1 **Illumina Silver Mining Corp**, a company incorporated under the laws of the province of British Columbia of Canada, legally represented by Ms. Irina Plavutska a national of Canadá, of legal age, capable by law, with Canadian passport. No. HK145821(hereinafter referred to as "**Promissory-Buyer**" or " **Illumina Silver Mining Corp** ".

1.3 **MURURATA S.R.L.**, (hereafter named as **"The Company"**) a Limited responsibility commercial company with a mining purpose as defined in 2.3 and 2.4

1.4 For the purposes of this **Agreement**, the "**Promising-Sellers**", the "**Promissory-Buyer"**, and Mururata SRL shall be called together as "**Parties**" and individually as "**Party**"

SECOND: BACKGROUND.- The following are antecedents of this **Agreement**:

2.1 According to Testimony No. 58/1997 of August 9, 1997 and within the framework of the provisions of the Political Constitution of the Plurinational State of Bolivia of February 7 of 2009 and the Mining and Metallurgy Law No. 535 of May 28, 2014, **the Holder** holds mining rights to prospect, explore, exploit, concentrate, melt, refine, industrialize and commercialize mineral resources, through its own and complementary mining activities in all or part of the mining production chain, on the mining areas "**EL TRIUNFO**" of 120 Has of extension and "**LA FLOR**" of

60 Has. of extension, registered by the Bolivian Technical Service of Mines with unique codes 22494 and 22496 respectively, areas that are located in the Lambate Canton of the Sud Yungas Province of the Department of La Paz- Bolivia.

2.2 Within the new constitutional framework existing in the Plurinational State of Bolivia since 2009, the concessions regime has been changed to that of the Extraordinary Temporary Authorizations subject to adequacy to Administrative Mining Contracts, in accordance with the provisions of article 191 of the Bolivian Mining and Metallurgy Law N ° 535 of May 28, 2014 (**Law535**)and in accordance with the Regulations of Adequacy of Mining Rights, approved by Ministerial Resolution N° 0294/2016 of December 5, 2016, and related administrative resolutions issued by the Bolivian Mining Administrative Jurisdictional Authority (**AJAM**), on August 13, 2018, **the Holder** has submitted to the **AJAM** the corresponding adequacy requests for the mining areas "**EL TRIUNFO**" and "**LA FLOR**" that are currently being processed under the numbers ADEC-898/2018 and ADEC-899 / 2018 respectively.

2.3 For the purposes of the aforementioned adequacy, and pursuant to the provisions of article 192 of the Mining and Metallurgy Law No. 535 of May 28, 2014, referring to the adequacy of individual holders, **the Holder**, together with his **LFMA** children, **JRMA** and **CAMD,** as it is established in the notarised document of the articles of incorporation No. 451/2017 of June 26, 2017 issued by Notary Public Faith Dra. María de la Cruz Amparo Molina Morales in charge of the Notary Office of Public Faith No. 004 of the municipality of La Paz, have set up the commercial company whose business name is "MURURATA SRL", a Limited responsibility commercial company with a mining purpose .

2.4 with a capital of Bs. 100,000 (One Hundred Thousand 00/100 Bolivianos) (hereinafter "**The company**") composed as follows:

   - **CAMD** with 75% of **the Company**'s share capital
   - **JRMA** with 15% of **the Company**'s capital stock
   - **LFMA** with 5% of **the Company**'s capital stock and
   - **The Holder** with 5% of **the Company**'s capital stock

2.5 having been presented to the **AJAM** in the aforementioned adequacy process for the mining areas "EL TRIUNFO" and "LA FLOR"Currently, the adequacy process of the mining areas "**EL TRIUNFO**" and "**LA FLOR**" is in the "Verification of Compliance with Requirements" stage, yet, have still to be carried out the stages of the "Cadastre Direction Report"; "Resolution" (Acceptance or denial of the request); Opposition; Signing of the Mining Administrative Contract; Notarization; Registration and Publication in the Mining Gazette.

2.6 Should the adequacy of the mining areas "**EL TRIUNFO**" and "**LA FLOR**", whose sole holder so far is **the Holder**, conclude favorably, **the Company** will sign the Mining Administrative Contract with the Bolivian State and, by virtue of this, will be the one that becomes the new holder of the mining rights over the aforementioned mining areas. Consequently, from that moment on, for the purposes of this Agreement, the Company will convert and assume the obligations of "the Holder" and Javier Ernesto Monterrey Uría will cease to be "the Holder", remaining one of the Promising-Sellers and also maintaining the legal representation of the Company until its POA is expressly revoked.

2.7 The Promissory-Buyer is a company dedicated to the mining activity that has expressed to the **Promising-Sellers** their interest to acquire the 100% of **the Company**'s capital quotas, once and whenever the said company becomes the new holder of the mining rights over the aforementioned mining areas "**EL TRIUNFO**" and "**LA FLOR**", after the signing of the corresponding mining Administrative Contract and that the technical and economic aspects of the mining sector are favorable to the **Promissory-Buyer**

2.8 The **Promising-Sellers** have accepted to sell to the **Promissory-Buyer,** the participation quotas that belong to each one in **The Company**, when the suspensive condition contained in clause four of this **Agreement** will be fulfilled, for which both **Parties** have decided to subscribe this **Agreement** establishing the conditions in which the sale of capital quotas, will be perfected.

THIRD: PURPOSE.- The purpose of this **Agreement** is the express manifestation of the wills of the **Promising-Sellers** regarding their promise and commitment to sell and transfer the 100% of each of their respective shares of participation in **The Company**, as well as the express manifestation of will of the **Promissory-Buyer** with respect to its promise to acquire the 100% of the capital quotas that make up **The Company**, subject to the compliance of the suspensive condition specified in Clause Four of this **Agreement**, to which effect the **Parties** have decided through this Agreement:

• to establish the conditions that will govern the formal and future transfer of the capital quotas that belong to each of the **Promising-Sellers** in **The Company**, in favor of the **Promissory-Buyer** and / or the companies or individuals designated by it, all subject to the fulfillment of the suspensive condition. .

• establish the conditions that will govern the period that will take place between the signing of this **Agreement** and the effective transfer of participation quotas in the Company, period that will last 5 years maximum computable from the date of subscription of this **Agreement** (Transitory Period).

• Set the conditions that will govern after the acquisition of **the Company** is formalized.

Consequently, the **Parties** clarify that the transfer of participation quotas in **The Company** does not constitute a transfer of mining rights, which during the **Transitory Period** will remain with **the Holder** and that once the adequacy is complete, they will pass to **The Company**, juridical person that from that moment will hold them.

FOURTH: SUSPENSIVE CONDITION- The right of the Promissory Buyer to acquire the 100% of the capital quotas that each of the **Promising-Sellers** has in **The Company** through the transfer of them in favor of the **Promissory-Buyer** and / or the companies or individuals designated by it, will be activated, when, as effect of the process of adequacy to **Law 535**, **The Company** has signed with the **AJAM**, the corresponding Mining Administrative Contract for the mining areas "**EL TRIUNFO**" and "**LA FLOR**" and it has been published in the Bolivian Mining Gazette or in another equivalent instrument determined by Bolivian Law, being **Promissory-Buyer** able from that moment and at any time during the duration of the **Transitory Period**, to exercise such right, decision that must be communicated in writing to the **Promising-Sellers**. In the event that the written communication refers to the positive decision of the **Promissory-Buyer** to acquire the capital quotas that each of the **Promising-Sellers** has in **The Company**, the transfers will be made as agreed in the fifth clause of this **Agreement**.

In the event that the written communication refers to the negative decision of the **Promissory-Buyer** to acquire the capital quotas that each of the **Promising-Sellers** has in **The Company**, this **Agreement** will be terminated by right and without the need for any judicial intervention, applying the provisions of number 7.4 of the seventh clause of this **Agreement**.

In the event that compliance with the suspensive condition is foreseen for beyond the agreed 5 years, the **Parties** will have the option of agreeing a new term depending on the status of the adequacy process or, where appropriate, resolving this **Agreement** in in which case the **Promissory-Buyer** will be obliged to pay only the amount of the reservation that corresponds to it in accordance with the provisions of section 7.1 of the Seventh clause of this **Agreement**.

FIFTH: GENERAL CONDITIONS AND AGREEMENTS FOR THE MATERIALIZATION OF THE TRANSFERS OF THE PARTICIPATION QUOTAS IN THE COMPANY'S SHARE CAPITAL.-
Provided that the suspensive condition described in the previous clause has been fulfilled, the **Parties** agree that the transfers of the 100% of the capital quotas that each of the Promising-Sellers has in The Company will be carried out in accordance with the following general conditions:

5.1. each one of the **Promising-Sellers** undertakes to effect the transfer of 100% of their participation quotas in **The Company** in favor of the **Promissory-Buyer** and/or the companies or individuals designated by it and in the proportions and the form indicated by the **Promissory-Buyer**, within a maximum of 20 days after receiving the written communication through which the **Promissory Buyer** has expressed its positive decision to acquire the 100% of the capital quotas that each of the **Promising-Seller** have in **The Company**,

5.2 For this purpose and within the said term of 20 days, the **Promising-Sellers** undertake to execute and comply the procedure for transfer of participation quotas to third parties established in clause eight of the deed of incorporation of **the Company** that lies in the Notarial Document No. 451/2017 of June 26 of 2017 cited in numeral 2.3 of this **Agreement**, issuing the offer notes to the current partners who have a preferential right and to receive from them the corresponding negative response notes, by which they manifest their resignation to their preferential right to acquire the participation quotas of the other partners of **the Company**, thus enabling the acquisition of the same by the **Promissory -Buyer** and / or the companies or individuals designated by it, for which purpose they agree to subscribe then both, the minutes of the Assembly accepting both the waivers of the preferential rights and accepting the transfers of the capital quotas indicated in favor of the **Promissory-Buyer** and/or the companies or individuals designated by her, and finally signing the amending document of **The Company's** deed of incorporation, and all related documents, all signed by the four Promising-Sellers that are partners of **The Company**; to then register them at the Bolivian Registry of Commerce obtaining the registration certificate of the Testimony of modification of the deed of Constitution of **The Company**.

5.3 All the transfer and related documents mentioned previously will be made in accordance with the applicable laws of the Plurinational State of Bolivia in force at the time of their subscription and will be formalized before a Notary Public of Bolivia, obtaining the corresponding testimonies that must be registered in the Bolivian Commercial Registry for legal validity.

5.4 The costs of notarization of the minutes of modification of the deed of constitution of **The Company**, as well as the registration of the corresponding testimonies in Bolivian Registry of Commerce will be borne by the **Promissory -Buyer**.

5.5 The total price for the transfer of 100% of the capital quotas in **The Company** will be US $ 1,000,000 (One Million 00/100 United States Dollars), amount to be paid by the **Promissory-Buyer** in in favor of the **Promising-Sellers** by bank transfer, certified check or bank draft on the date of subscription of the transfer documents and modification of the articles of incorporation of **The Company**.

5.6 The payment referred to in the preceding paragraph will be made solely and exclusively:
- In case of bank transfer to the following bank account: Banco Bisa S.A., savings account in US Dollars, under the name of Carlos Andrés Monterrey Delgado
- In the case of a check or money order payable to Carlos Andrés Monterrey Delgado

5.7 Once the transfers have been made and once the modification of the Company's Deed of Incorporation has been registered, this Agreement will remain in force only for the purposes of the conditions established in Clause seven of this Agreement.

SIXTH: CONDITIONS AND AGREEMENTS FOR THE TRANSITORY PERIOD.-

6.1 Holder´s obligations

6.1.1 In the Transitory Period, the mining rights of the mining areas will be maintained in the name of the Holder, who must comply with all the requirements and procedures established by Bolivian law for the adequacy of the ATEs mining areas "EL TRIUNFO" having to comply with the timely rectification of any observation that is requested by the **AJAM**, also taking all legal actions and resources that it has for the satisfactory completion of the adequacy of the aforementioned mining areas to the name of **The Company**. During the term of this agreement the **Promissory-Buyer** will cover all the costs and expenses related to the adequacy process of the mining areas **"EL TRIUNFO"** and **"LA FLOR".**

6.1.2 During the **Transitory Period**, **the Holder**, must keep the mining areas "**EL TRIUNFO**" and "**LA FLOR**" in perfect condition and with all permits, licenses, legal authorizations in order, avoiding any type of non-compliance of legal order and therefore avoiding any administrative or judicial proceedings against the aforementioned mining areas by the competent authorities and, where appropriate, assuming at their cost any legal proceeding with which they could be notified. Likewise, they undertake to denounce and follow before the competent authorities any attempt of subjugation of the areas, keeping them with the diligence of a "bonus pater familias".

6.1.3 During the **Transitory Period, the Holder** may not assume or contract debts with respect to the mining rights over the "**EL TRIUNFO**" and "**LA FLOR**" mining areas.

6.1.4 During the **Transitory Period, the Holder** will be responsible for paying each and every one of the patents, taxes and other amounts payable under the Bolivian Laws to maintain current and in accordance with law, the mining rights over the mining areas "**EL TRIUNFO**" and "**LA FLOR**". In the case of Patents, this cost will be reimbursed (or paid directly to **AJAM**) by the **Promissory-Buyer**, at written request by the **Holder**.

6.1.5 During the **Transitory Period**, **the Holder** will deliver to the **Promissory-Buyer** copies of all the communications or notifications received related to the rights over the mining areas "**EL TRIUNFO**" and "**LA FLOR**".

During the Transitory Period, the Holder agrees to provide and help the **Promissory-Buyer** to provide access to the mining areas **"EL TRIUNFO"** and **"LA FLOR"**, as well as to enable relations with the local community, in order to enable the exploration and development activities in accordance with Bolivian legal provisions. Despite of the aforementioned the **Promissory-Buyer**, at its cost and expense will develop a social-community relations program in order to maintain a good neighbors relationship with the local community, covering, at its solely decision, any requests made by the local community.

6.2 Promising-Sellers Obligations

6.2.1 During the **Transitory Period** the **Promising-Sellers** will be responsible for paying each and every one of the corporate registration obligations, taxes and other amounts payable under Bolivian Laws to keep **the Company** in force and in accordance with the law. In the case of the corporate registration obligations, these costs will be reimbursed (or paid directly to the Bolivian Commerce Registry) by the **Promissory-Buyer**, at written request by the **Holder** and/or the **Promissory-Sellers**.

6.2.2 During the **Transitory period**, the **Promising-Sellers** must maintain, in exclusive favor of the **Promissory-Buyer**, the right to purchase 100% of the capital quotas held by each of the **Promising-Seller**s in **The Company**.

6.2.3 During the Transitory Period, the Promising-Sellers agree not to change the amount or the proportion of the participation quotas that each one has in The Company, nor will they modify the Company's capital stock.

6.3 Promising-Buyer Obligations

6.3.1Copies of all mining exploration results obtained by the **Promissory-Buyer** from drilling, sampling, surveying, geophysics, metallurgical test and exploration related studies conducted on the **"EL TRIUNFO"** and **"LA FLOR"** areas, will be supplied to the **Holder** by the by the **Promissory-Buyer**.

SEVENTH: RESERVATION AND MAINTENANCE OF THE RIGHT.-

7.1 For the purposes of reserving and maintaining in force on an annual basis solely during the validity of the **Transitory Period**, the exclusive right in favor of the **Promissory-Buyer** to acquire 100% of the capital quotas held by each of the **Promising-Sellers in The Company**, the **Promissory-Buyer** will pay to the **Promising-Sellers** an annual amount determined according to the following detail:, For the first year, the sum of US $ 100,000 (One Hundred Thousand 00/100 Dollars of the United States of America) upon signature and recognition of signatures before a Notary of Public Faith of this Agreement.

- For the second year, the sum of US $ 50,000 (Fifty Thousand 00/100 Dollars of the United States of America) on July 13th, 2021.
- For the third year, the sum of US $ 50,000 (Fifty Thousand 00/100 Dollars of the United States of America) as of July 13th, 2022.
- For the fourth year, the sum of US $ 50,000 (Fifty Thousand 00/100 Dollars of the United States of America) as of July 13th, 2023.
- For the fifth year, the sum of US $ 50,000 (Fifty Thousand 00/100 Dollars of the United States of America) as of July 13th, 2024.

7.2 The **Parties** clarify that the aforementioned annual amounts are not part of the price for the Transfer established in number 5.1.5 of the fifth clause of this **Agreement**.

7.3 In the event that at any time during the validity of the **Transitory Period** the transfer of 100% of the participation quotas of **Promising Sellers** happen in favor of the **Promissory Buyer** and consequently the **Transitory Period** ends before the expiration date of any of the annual payments of reservation of the right established in numeral 7.1 above, the obligation of the **Promissory Buyer** to make said payment and the following ones will be extinguished immediately, in which case the **Promissory Buyer** must only comply with the payment of the price of US $ 1,000,000 for the transfer established in Clause Five of this **Agreement**, with whose payment the **Transitory Period** will immediately end.7.4 In the event that, at any time within the Transitory Period and even once the suspensive condition is fulfilled, the Promissory-Buyer communicates to the Promising-Sellers of its decision not to acquire the participation quotas held by each of the Promising-Sellers In the Company, the Promissory Buyer shall pay the Promising Sellers the annual reservation amount corresponding to the year in which the communication was made in accordance with the provisions of paragraph 7.1 of this Agreement, at which time this Agreement will be fully resolved and without judicial intervention.

EIGHTH: PENALTIES FOR NON-COMPLIANCE

In case of failure of **the Holder** or the **Promising-Sellers** to any of their obligations assumed in this **Agreement** within the **Transitory Period** or if they not comply their promise to transfer their participation quotas in **The Company** in favor of the **Promissory-Buyer** and / or of the companies or individuals designated by it, or if they are unable to carry out the aforementioned transfer for reasons attributable to their responsibility, the **Promising-Sellers** must return to the **Promissory-Buyer** and within the term of 10 days of the such breach, three times the amount of the expenses (including but not limited to payments to **the Holder**, payments to the **Promising-Sellers**, legal payments, payments for exploration in the areas "**EL TRIUNFO**" and "**LA FLOR**" etc) made by the **Promissory-Buyer** in relation to this **Agreement** . To this end, within 2 days of default, a document detailing the expenses will be drawn up, and the **Promising-Sellers** undertake to sign a document of debt recognition and payment commitment under the Bolivian law. The **Parties** agree that, regardless of such payment, the **Promissory-Buyer** may choose to seek full compliance with this **Agreement**, including the acquisition of 100% of **the Company's** participation interests.

NINETH: CONDITIONS AND AGREEMENTS TO APPLY AFTER THE ACQUISITION OF THE COMPANY IS FORMALIZED.-

9.1 The **Parties** agree that once all the installments that make up **the Company's** capital stock have been acquired by the **Promissory-Buyer** and / or the companies or individuals designated by it, the **Promising-Sellers** will maintain the right to an interest 5% of profits obtained net of taxes and royalties by **The Company** in any year during the term of the Mining Administrative Contract, (hereinafter("**Right to Profits**") for which purpose the **Promising-Sellers** will have the right to know the financial statements of **the Company** at the end of each fiscal management.

9.2 However, the **Parties** agree that said right to interest of 5% on **the Company's** net profits obtained in any year during the life of the Mining Administrative Contract may be at any time during the validity of the aforementioned Administrative Mining Agreement, reduced or extinguished by the **Promissory-Buyer** for which purpose the following bases are agreed: :

9.2.1 The Right to Profits will have the total and unique value of US$ 300,000 (Three Hundred Thousand 00/100 Dollars of the United States of America) applicable for the duration of the Mining Administrative Contract.

9.2.2 The Right to Profits may be extinguished or reduced by the Promissory Buyer based on the following scale:

- A single and total payment of US $ 300,000 (Three Hundred Thousand 00/100 United States Dollars) to extinguish the right of the Promising-Sellers to 5% on the net profits of the Company obtained in any fiscal management during the life of the Mining Administrative Contract.
- A single and total payment of US $ 250,000 Two Hundred Fifty Thousand 00/100 United States Dollars) to reduce the aforementioned fee by 4%, thus maintaining a 1% right on the

Company's net profits obtained in any management during the life of the Mining Administrative Contract.

- A single and total payment of US $ 200,000 Two Hundred Thousand 00/100 United States Dollars) to reduce the aforementioned fee by 3%, thus maintaining a 2% right on the Company's net profits obtained in any fiscal management during the life of the Mining Administrative Contract.

- A single and total payment of US $ 150,000 (One Hundred Fifty Thousand 00/100 United States Dollars) to reduce the aforementioned duty by 2%, thus maintaining a 3% right on the Company's net profits obtained in any fiscal management during the life of the Mining Administrative Contract.

- A single and total payment of US $ 100,000 One Hundred Thousand 00/100 United States Dollars) to reduce the aforementioned fee by 1%, thus maintaining a 4% right on the Company's net profits obtained in any fiscal management during the life of the Mining Administrative Contract.

9.3 In this regard and to avoid doubts, the **Parties** clarify that in the case of reduction, the payment of the amount corresponding to any portion of the 5% interest will extinguish the obligation of the **Promissory Buyer** to pay profits for that portion during the entire duration of the Administrative Mining Contract, and not only for a period of fiscal management. Furthermore, the **Parties** agree that the **Promising Buyer** may choose to exercise their right to acquire the 5% interest in one or more tranches.

9.4 The decision would be taken by the **Promissory-Buyer** between the signing of this **Agreement** and the day of presentation of the first financial statements of **the Company** corresponding to the first fiscal management by the **Promissory-Buyer**, a decision that will be formally communicated and in writing to **Promising-Sellers**.

9.5 The decision must be reflected in a special contract between the **Parties**.

9.6 The payment of any of the possibilities described will be made by bank transfer, certified check or bank draft, within the 5 days from the notification day to the **Promising-Sellers** with the decision made by the **Promissory-Buyer.**

9.7 The termination or reduction will be applicable from the moment of its occurrence and for the rest of the validity of the Administrative Mining Contract.

TENTH: REPRESENTATIONS AND GUARANTEES OF THE PROMISING-SELLERS.-
The **Promising-Sellers** Declare and guarantee the **Promissory-Buyer** the following:

10.1 That **the Company** is a duly constituted company, valid and in force under the laws of the Plurinational State of Bolivia and has the corporate power and the capacity to carry out its business as it is currently carried out and to exercise all the mining rights that it they could correspond as an effect of the adequacy of **the Holder's** rights over the mining areas "**EL TRIUNFO**" and "**LA FLOR**";

10.2 That no other natural or legal person other than the **Promissory-Buyer** has a written or oral agreement or option or any right or privilege of any nature recognized or signed by any of them in particular or jointly for or on the acquisition of the participation quotas that they have or could have in the future in **The Company**;

10.3 That the participation quotas that each one holds in **The Company** is free of encumbrances;

10.4 That **the Company** has been complying with all legal requirements and procedures for the satisfactory completion of the adequacy of the mining areas "**EL TRIUNFO**" and "**LA FLOR**" and the consequent acquisition of the mining rights by the **Company** over them through the signing of the Administrative Mining Contract in accordance with the laws of the Plurinational State of Bolivia;

10.5 Consequently, there is no reason for the **AJAM** to reject the request for Administrative Mining Contract from the mining areas "**EL TRIUNFO**" and "**LA FLOR**" in favor of **The Company**.

10.6 That the eventual transfer of the participation quotas will not give rise to a breach of any agreement, contract, deed, obligation, mortgage or bond of which **the Company** or any of the **Promising-Sellers** is part or that any of them is bound.

ELEVENTH: REPRESENTATIONS AND GUARANTEES OF THE HOLDER.-

The Holder declares:

11.1 That currently there is no judicial or administrative process against it that could result in the reversal, extinction, cancellation or revocation of the mining right it has over the mining areas "**EL TRIUNFO**" and "**LA FLOR**".

11.2 That in the exercise of the mining rights that he has over the mining areas "**EL TRIUNFO**" and "**LA FLOR**" and in his relationship with the mining authorities, he has timely submitted all the reports and legal documents and has complied with all and each one of the obligations to which as a mining right holder he is subject in accordance with the applicable laws.

11.3 That within the process of adequacy to the Mining Administrative Contract of the mining areas "**EL TRIUNFO**" and "**LA FLOR**", it has timely submitted all the reports and documents due and / or required by the regulations that regulate said process; consequently he has been complying with all the legal requirements and procedures for the satisfactory completion of the adequacy of the mining areas "**EL TRIUNFO**" and "**LA FLOR**" and the consequent acquisition of mining rights by **The Company** over them through the subscription of the Administrative Mining Contract in accordance with the laws of the Plurinational State of Bolivia so there is no reason for the **AJAM** to reject the request of adequacy**.**

11.4 That there is no dispute, litigation or, arbitration or regulatory procedures and no court order, decree or embargo of any kind that threatens or puts at risk the mining rights over the mining areas "**EL TRIUNFO**" and "**LA FLOR**";

11.5 That there are no pending debts or liabilities or obligations of any kind related to the mining areas "**EL TRIUNFO**" and "**LA FLOR**" that could endanger the mining rights it holds over them;

11.6 Thatthere does not exist signed contracts in force with third parties for the development of the mining areas "**EL TRIUNFO**" and "**LA FLOR**", with the exception of a verbal agreement with eight local community miners which guard and mine a small area of **"LA FLOR"** and **"EL TRIUNFO"** In order to ensure a peaceful relationship between the **Promissory-Buyer**'s technical team and contractors, the **Holder** will execute a written agreement with the mentioned miners to guarantee that they will not oppose or interfere with the duties of the mentioned technical team and/or contractors, during the term of this agreement. A copy of the agreement with the local community miners will be submitted to the Promissory-Buyer by the **Holder** within five days of executing this agreement.

11.7 That he is, up-to-date with all the tax returns and the corresponding payments that the law requires to be presented in all areas (be it commercial, mining, labor, fiscal, municipal, etc.) in relation to the administration of mining rights over the mining areas "**EL TRIUNFO**" and "**LA FLOR**".

11.8 That it undertakes to make every effort to present all that is required by the **AJAM** for the successful completion of the adequacy and to comply with all the obligations of all areas that demand during the transitory period.

TWELFTH: REPRESENTATIONS AND GUARANTEES OF THE PROMISSORY-BUYER.-

The **Promissory-Buyer** declares and guarantees that:

12.1 This **Agreement** has been duly authorized by its corresponding Corporate Governance instances.

THIRTEENTH: PROHIBITIONS.-

During the **Transitory Period**, the **Promising-Sellers** may not, without the prior written consent of the **Promissory-buyer**:

13.1 grant or allow **The Company** or any of its partners to grant, or allow the constitution of any encumbrance on the capital quotas of **the Company**;

13.2 dispose of the participation quotas held by the **Promising-Sellers** in The Company.

13.3 allow that **The Company**:

    13.3.1 Borrows money or provide financial assistance through a loan, guarantee or otherwise to any person;

    13.3.2 acquires assets;

    13.3.3 Enters into any contract;

    13.3.4 Makes any capital increase or decrease

    13.3.5 Decides the dissolution and liquidation, transformation, merger of **The Company**.

FOURTEENTH: ASSIGNMENT AND PROHIBITION.-

Neither **Party** may assign or transfer, partially or totally, their rights or obligations under this **Agreement** in favor of third parties, without the prior written authorization of the other **Party**.

Likewise, during the term of this **Agreement**, the **Promising-Sellers** may not compromise in any way to third parties their participation in **The Company**.

FIFTEENTH: FORCE MAJEURE

Neither **Party** to this **Agreement** will be held responsible, nor will it be subject to the imposition of sanctions, when the breach is motivated by force majeure. Force majeure is understood to be any unforeseen or unavoidable external obstacle that originates a force foreign to man and that prevents compliance with the obligation (example: fires, floods and other natural disasters, as well as civil shocks, strikes, blockades, revolutions, political events, acts of government decisions of public authorities etc.).

If, within the execution of this **Agreement**, either **Party** is unable to fulfill its obligations due to situations of force majeure, which make it impossible or difficult to execute, the affected **Party** in writing by means of an express note, it shall notify the other, of such impossibility .

In this case, the obligation will simply be suspended for the duration of the impediment.

During the transitory period, promissory buyer will make pro-rata of the annual $50,000 payment which it can perform activities while not under force majeure. The transitory period is extended for the force majeure period and the buyer will make pro-rata payment (of $50,000) for the extended transitory period

SIXTEENTH: DISPUTE SETTLEMENT AND ARBITRATION.-

Any disputes which may arise with respect to this agreement, including with respect to its validity, interpretation, performance, termination or breach shall be finally settled under the ICC (International Chamber of Commerce) Rules of Arbitration (available at https://iccwbo.org/dispute-resolution-services/arbitration/rules-of-arbitration/)by one or more arbitrators appointed in accordance with the said ICC Rules of Arbitration. Each of the Parties hereby accepts such exclusive jurisdiction and waives all objections thereto. Arbitration language shall be Spanish, and venue can be in mutually agreeable location

SEVENTEENTH **ADDITIONAL CONSIDERATIONS.-**
17.1 APPLICABLE LEGISLATION: The **Parties** agree that this **Agreement** will be governed by Canadian law
17.2 JURISDICTION: The **Parties** agree the jurisdiction of the courts and judges of the Plurinational State of Bolivia to enforce the Resolutions from the arbitration process.

EIGHTEENTH: (CONFIDENTIALITY).-
The **Parties** agree to treat this **Agreement** and all the terms and conditions of the same, as well as all the data, reports, records, technological and technical knowledge, industrial and commercial secrets and other information that comes to the knowledge of the Parties by virtue of or as an effect of the negotiations or execution of this **Agreement**, as confidential, and may not be disclosed to any third party, without prior authorization from the other **Party** issued in writing, unless the information is required by law or competent authority or by any stock exchange, being able to, in the latter case, the **Parties** provide the information that is necessary for their dissemination through "Press Releases" in accordance with the rules of any stock exchange on which they are listed.

NINETEENTH: (TERMINATION OF THE AGREEMENT).- This **Agreement** shall terminate for any of the following reasons:
19.1 Express and written agreement of the **Parties**.
19.2 The non-occurrence of the condition established in clause four of this **Agreement**
19.3 Breach of the obligations of any of the Parties established in the **Agreement**.
19.4 compliance with the validity term of this **Agreement**
19.5 For the reasons established in the preceding clauses of this Agreement

TWENTYETH: (ADDRESSES AND NOTIFICATION).-
For the purposes of sending each other communications and notifications, the Parties establish a special address at the following:

The Holder: Javier Monterrey	**The Promissory-Buyer**
Address: Calle Luis Crespo No. 2049 Sopocachi zone	**Address**: Calacoto Av. Inofuentes No. 1640 La Paz, Bolivia (Dr. Gustavo Miranda)
Email Address: andres_monterrey@hotmail.com	**Email Address:** gustavo.a.miranda@hotmail.com
Fax Number:	**Fax Number:**

Cel No. 78955948	+591 22111611 +591 72000990
The Promissory Sellers **Address**: Calle Aranzaes No. 77 Sopocachi **Email Address:** candresmonterrey@gmail.com **Fax Number:** 78956477	**Mururata S.R.L.** **Address**: Calle Luis Crespo No. 2049 Sopocachi zone **Email Address:** andres_monterrey@hotmail.com **Fax Number:** **Cel** 78955948

The addresses indicated above may only be modified previous a written communication sent by the interested Party to the other Party, with an anticipation of 07 (seven) business days to the effective variation. If these formalities are not observed for the change of address, the communications that address the indicated addresses will maintain their validity.

Any modification, clarification, extension or resolution of this Agreement must necessarily be in writing and communicated at the addresses, so that it is valid between the Parties.
The written communications that the Parties must execute in accordance with this Agreement, may be made by fax, electronic means of communication or any other reliable means to the addresses indicated in this clause.

TWENTY-FIRST: TERM OF THE AGREEMENT.-
This **Agreement** will remain in force for the entire **Transitory Period** and, in the event of the happening of the transfer of the participation quotas of the **Promising Sellers** in **The Company** in favor of The **Promissory- Buyer** and / or any other company or natural person designated by it, will remain in force until the signing of the special contract referred to in number 9.6 of clause nine, at which time the **Agreement** will be terminated and without effect between the **Parties**.

TWENTY SECOND: (MODIFICATIONS TO THE AGREEMENT). -
Any modification to this **Agreement** must be in writing through the corresponding addendum signed by both **Parties**.

TWENTY THIRD: CONSENT AND COMMITMENT OF THE COMPANY
The Company, registered in the Bolivian trade register under registration number 00370604 and legally represented by Mr. Javier Ernesto Monterrey Uría pursuant to the power of attorney figuring in testimony number 528/2017 of June 26, 2017 issued by notary public Dra. María de la Cruz Amparo Molina Morales in charge of the Public Notary Office of Faith No. 004 of the municipality of La Paz, declares its agreement with the clauses of this **Agreement**, committing itself from the moment it becomes the new Holder of rights over the areas "EL TRIUNFO" and "LA FLOR" and while the **Transitory Period** lasts, to fulfill all the obligations established for **the Holder** in this **Agreement**.

In this understanding, for the purposes of this **Agreement**, it will also be considered that from the moment in which **the Company** has the status of **Holder**, it will also have the status of **Party** to this **Agreement** as appropriate.

TWENTY-FOUR: (CONSENT OF THE WIFES OF THE PROMISING SELLERS).
We:
1) Claudia Marcela Calderón, with identity card No. 5032728 issued in Tarija, Of legal age, capable by law, spouse of CAMD
2) Emilia Gladys Bedregal Tejada, with identity card No. 2344895 issued in La Paz, of legal age, capable by law , spouse of JRMA
 in our capacity as spouses of the Holder / LFMA / JRMA / CAMD, in merit to the community rights that the law gives us on the property acquired within marriage by our spouses, we grant our consent and full conformity, without any claim, to all conditions agreed by our spouses in this **Agreement** in relation to the promise and commitment to transfer 100% of the participation quotas they hold in **The Company** in favor of the **Promissory-Buyer** and / or the companies or individuals designated by it , once the suspensive condition indicated in clause four of this **Agreement** has been met, declaring at the same time that we have full knowledge of the terms and conditions in which they will be carried out, committing ourselves to subscribe the transfer documents that correspond in our capacity as wives, for which we subscribe this **Agreement** as a sign of acceptance for all purposes of law.

TWENTY-FIVE: CONSENT.- The **Parties**, as well as the spouses named in the Twenty-first clause, declare of our free and entire will, full consent with the previous clauses and stipulations and we commit ourselves to their strict compliance. subscribing it at the bottom of the document.
In faith and proof of which we subscribe this Agreement in two (2) copies of the same tenor and for a single effect, in the city of La Paz on 10 days of the month of July, 2020.
Promising-Sellers

_____ _____
Javier Ernesto Monterrey Uría Luis Fernando Monterrey Arce

_____ _____
Javier Ramiro Monterrey Arce Carlos Andrés Monterrey Delgado

Promissory-Buyer
_____
xxxxxxxxxxxxxxxxxxxxxxxxxxxx

Promising Sellers Wifes

_____ _____
Wife Wife

The Holder

_____
Javier Ernesto Monterrey Uría

The Company

_____
Javier Ernesto Monterrey Uría